SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment __)*

Caesars Entertainment Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

127686103
 (CUSIP Number)

Andrew Langham
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 7, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 127686103

1 NAME OF REPORTING PERSON
High River Limited Partnership

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
 13,210,746 (includes Shares underlying the Convertible Bonds. See Item 5)

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
 13,210,746 (includes Shares underlying the Convertible Bonds. See Item 5)

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 13,210,746 (includes Shares underlying the Convertible Bonds. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.96%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 127686103

1 NAME OF REPORTING PERSON
Hopper Investments LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 13,210,746 (includes Shares underlying the Convertible Bonds. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 13,210,746 (includes Shares underlying the Convertible Bonds. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 13,210,746 (includes Shares underlying the Convertible Bonds. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.96%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 127686103

1 NAME OF REPORTING PERSON
Barberry Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 13,210,746 (includes Shares underlying the Convertible Bonds. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 13,210,746 (includes Shares underlying the Convertible Bonds. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 13,210,746 (includes Shares underlying the Convertible Bonds. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.96%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 127686103

1 NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
 21,875,802 (includes Shares underlying the Convertible Bonds. See Item 5)

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
 21,875,802 (includes Shares underlying the Convertible Bonds. See Item 5)

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 21,875,802 (includes Shares underlying the Convertible Bonds. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.24%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 127686103

1 NAME OF REPORTING PERSON
Icahn Offshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 21,875,802 (includes Shares underlying the Convertible Bonds. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 21,875,802 (includes Shares underlying the Convertible Bonds. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 21,875,802 (includes Shares underlying the Convertible Bonds. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.24%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 127686103

1 NAME OF REPORTING PERSON
Icahn Partners LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
 30,967,177 (includes Shares underlying the Convertible Bonds. See Item 5)

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
 30,967,177 (includes Shares underlying the Convertible Bonds. See Item 5)

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 30,967,177 (includes Shares underlying the Convertible Bonds. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  4.58%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 127686103

1 NAME OF REPORTING PERSON
Icahn Onshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 30,967,177 (includes Shares underlying the Convertible Bonds. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 30,967,177 (includes Shares underlying the Convertible Bonds. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 30,967,177 (includes Shares underlying the Convertible Bonds. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 4.58%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 127686103

1 NAME OF REPORTING PERSON
Icahn Capital LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 52,842,979 (includes Shares underlying the Convertible Bonds. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 52,842,979 (includes Shares underlying the Convertible Bonds. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 52,842,979 (includes Shares underlying the Convertible Bonds. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.82%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 127686103

1 NAME OF REPORTING PERSON
IPH GP LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 52,842,979 (includes Shares underlying the Convertible Bonds. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 52,842,979 (includes Shares underlying the Convertible Bonds. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 52,842,979 (includes Shares underlying the Convertible Bonds. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.82%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 127686103

1 NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 52,842,979 (includes Shares underlying the Convertible Bonds. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 52,842,979 (includes Shares underlying the Convertible Bonds. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 52,842,979 (includes Shares underlying the Convertible Bonds. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.82%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 127686103

1 NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 52,842,979 (includes Shares underlying the Convertible Bonds. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 52,842,979 (includes Shares underlying the Convertible Bonds. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 52,842,979 (includes Shares underlying the Convertible Bonds. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.82%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 127686103

1 NAME OF REPORTING PERSON
Beckton Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 52,842,979 (includes Shares underlying the Convertible Bonds. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 52,842,979 (includes Shares underlying the Convertible Bonds. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 52,842,979 (includes Shares underlying the Convertible Bonds. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.82%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 127686103

1 NAME OF REPORTING PERSON
Carl C. Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 66,053,725 (includes Shares underlying the Convertible Bonds. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 66,053,725 (includes Shares underlying the Convertible Bonds. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 66,053,725 (includes Shares underlying the Convertible Bonds. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.78%

14 TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1.  Security and Issuer

This statement relates to the shares of Common Stock, par value $0.01 per share (“Shares”), issued by Caesars Entertainment Corporation, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is One Caesars Palace Drive, Las Vegas, Nevada 89109.

Item 2.  Identity and Background

The persons filing this statement are High River Limited Partnership (“High River”), Hopper Investments LLC (“Hopper”), Barberry Corp. (“Barberry”), Icahn Partners Master Fund LP (“Icahn Master”), Icahn Offshore LP (“Icahn Offshore”), Icahn Partners LP (“Icahn Partners”), Icahn Onshore LP (“Icahn Onshore”), Icahn Capital LP (“Icahn Capital”), IPH GP LLC (“IPH”), Icahn Enterprises Holdings L.P. (“Icahn Enterprises Holdings”), Icahn Enterprises G.P. Inc. (“Icahn Enterprises GP”), Beckton Corp. (“Beckton”), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons").

The principal business address of each of (i) High River, Hopper, Barberry, Icahn Offshore, Icahn Partners, Icahn Master, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, and (ii) Mr. Icahn is c/o Icahn Associates Holding LLC, 767 Fifth Avenue, 47th Floor, New York, NY 10153.

Barberry is the sole member of Hopper, which is the general partner of High River. Icahn Offshore is the general partner of Icahn Master. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of each of Barberry and Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 91.3% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. (“Icahn Enterprises”). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

Each of High River and Barberry is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River. Each of Icahn Master and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of Icahn Master. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

Carl C. Icahn's present principal occupation or employment is serving as (i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners and Icahn Master, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a Nasdaq listed diversified holding company engaged in a variety of businesses, including investment management, metals, mining, energy, automotive, real estate, food packaging, and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 66,053,725 Shares (including Shares underlying the Convertible Bonds). Of such Shares, 60,329,304 Shares were purchased by the Reporting Persons collectively for an aggregate purchase price of approximately $566.6 million. The remaining 5,724,421 Shares may be deemed beneficially owned by the Reporting Persons as a result of beneficially owning the Convertible Bonds (see Item 5), which were acquired at a purchase price of approximately $79.4 million.

The source of funding for the Shares held by the Reporting Persons (including Shares underlying the Convertible Bonds) was the general working capital of the respective purchasers. The Shares held by the Reporting Persons are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of such Shares was obtained through margin borrowing.

Item 4.  Purpose of Transaction

The Reporting Persons acquired their positions in the Shares in the belief that the Shares were undervalued. The Reporting Persons have spoken to, and intend to continue to speak with, representatives of the Issuer's board of directors and management to discuss enhancing shareholder value, improving asset optimization and seeking board representation, including, if necessary, by nominating a slate of directors at the 2019 Annual Meeting. We also intend to have discussions with other stockholders to understand their perspectives and priorities.

The Reporting Persons believe the Board should conduct a strategic process to comprehensively assess the best path forward for Caesars and believe that shareholder value might be best served, and enhanced, by selling the company. We believe that our brand of activism is well-suited to the situation at Caesars, which requires new thought, new leadership and new strategies and have acquired a substantial investment in the Issuer in the belief that it will provide us with significant influence in the company’s future. We look forward to holding discussions with the Board, and importantly, we expect the Issuer to refrain from appointing a new CEO (or further extending Mark Frissora’s tenure), until we have had an opportunity to meaningfully engage with the Board.

The Reporting Persons are considering all their options and, while they have no present plan to do so (except as otherwise disclosed in this Item 4), they reserve the right and are considering whether to propose other transactions which relate to or would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities of the Issuer and/or its affiliates (collectively, "Securities") in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 5.  Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 66,053,725 Shares (including 5,724,421 Shares underlying the Convertible Bonds), representing approximately 9.78% of the Issuer's outstanding Shares. The Reporting Persons beneficially own $41.2 million of the Issuer’s 5.00% Convertible Senior Notes due 2024 (the “Convertible Bonds”), which are convertible into 5,724,421 Shares, subject to adjustment. (The Reporting Persons’ percentage ownership of the Issuer’s outstanding Shares is based upon 675,457,421 Shares outstanding, which is the sum of (i) the 669,733,000 Shares stated to be outstanding at October 30, 2018 by the Issuer in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2018 and (ii) 5,724,421 Shares, which is the number of Shares underlying the Convertible Bonds beneficially owned by the Reporting Persons).

(b) High River has sole voting power and sole dispositive power with regard to 13,210,746 Shares (including Shares underlying the Convertible Bonds). Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 21,875,802 Shares (including Shares underlying the Convertible Bonds). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 30,967,177 Shares (including Shares underlying the Convertible Bonds). Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the “Act”) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share ($)
High River Limited Partnership	1/15/2019	212,689	8.73
High River Limited Partnership	1/31/2019	220,996	9.05
High River Limited Partnership	2/6/2019	200,000	9.26
High River Limited Partnership	2/7/2019	1,493,677	9.20
High River Limited Partnership	2/8/2019	1,349,380	9.25
High River Limited Partnership	2/11/2019	243,335	9.38
High River Limited Partnership	2/12/2019	720,500	9.38
High River Limited Partnership	2/13/2019	1,346,583	9.39
High River Limited Partnership	2/14/2019	1,370,090	9.35

Icahn Partners LP	1/15/2019	497,917	8.73
Icahn Partners LP	1/31/2019	517,367	9.05
Icahn Partners LP	2/6/2019	468,321	9.26
Icahn Partners LP	2/7/2019	3,497,679	9.20
Icahn Partners LP	2/8/2019	3,159,720	9.25
Icahn Partners LP	2/11/2019	569,796	9.38
Icahn Partners LP	2/12/2019	1,687,128	9.38
Icahn Partners LP	2/13/2019	3,153,170	9.39
Icahn Partners LP	2/14/2019	3,208,214	9.35

Icahn Partners Master Fund LP	1/15/2019	352,837	8.73
Icahn Partners Master Fund LP	1/31/2019	366,619	9.05
Icahn Partners Master Fund LP	2/6/2019	331,679	9.26
Icahn Partners Master Fund LP	2/7/2019	2,477,027	9.20
Icahn Partners Master Fund LP	2/8/2019	2,237,800	9.25
Icahn Partners Master Fund LP	2/11/2019	403,544	9.38
Icahn Partners Master Fund LP	2/12/2019	1,194,872	9.38
Icahn Partners Master Fund LP	2/13/2019	2,233,163	9.39
Icahn Partners Master Fund LP	2/14/2019	2,272,145	9.35

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Convertible Bonds

As of the date hereof, the Reporting Persons beneficially own $41.2 million of the Convertible Bonds, which are convertible into 5,724,421 Shares. The conversion price of the Convertible Bonds is subject to adjustment, including to account for any dividends or other distributions declared by the Issuer, as specifically disclosed in the Issuer’s Indenture, dated as of October 6, 2017 relating to the Convertible Bonds. The Reporting Persons do not have direct or indirect voting, investment or dispositive control over the Shares underlying the Convertible Bonds. The Reporting Persons disclaim beneficial ownership of the Shares underlying the Convertible Bonds.

Cash-Settled Swap Agreements

As of the date hereof, the Reporting Persons have entered into cash-settled swap agreements (the “Cash-Settled Swaps”) with unaffiliated third-party financial institutions that reference 71,929,336 Shares (representing economic exposure comparable to approximately 10.7% of the outstanding Shares). The Cash-Settled Swaps only settle for cash and do not permit settlement in the form of Shares. The Reporting Persons do not have direct or indirect voting, investment or dispositive control of any Shares that are referenced by the Cash-Settled Swaps. The Reporting Persons disclaim beneficial ownership of the Shares referenced by the Cash-Settled Swaps.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

1	Joint Filing Agreement of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2019

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:  /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Schedule 13D – Caesars Entertainment Corporation, Inc.]

EXHIBIT 1
                                         JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of Caesars Entertainment Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 19th day of February, 2019.

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:  /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Joint Filing Agreement to Schedule 13D – Caesars Entertainment Corporation]

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Holding LLC, 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons’ knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

ICAHN PARTNERS MASTER FUND LP
Name	Position
Icahn Offshore LP	General Partner
Carl C. Icahn	Chief Executive Officer
Keith Cozza	Chief Operating Officer
Anthony Canova	Chief Financial Officer
Irene March	Executive Vice President; Chief Compliance Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory

ICAHN PARTNERS LP
Name	Position
Icahn Onshore LP	General Partner
Carl C. Icahn	Chief Executive Officer
Keith Cozza	Chief Operating Officer
Anthony Canova	Chief Financial Officer
Irene March	Executive Vice President; Chief Compliance Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory

ICAHN ONSHORE LP
ICAHN OFFSHORE LP
Name	Position
Icahn Capital LP	General Partner
Carl C. Icahn	Chief Executive Officer
Keith Cozza	Chief Operating Officer
Anthony Canova	Chief Financial Officer
Irene March	Executive Vice President; Chief Compliance Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory

ICAHN CAPITAL LP
Name	Position
IPH GP LLC	General Partner
Carl C. Icahn	Chief Executive Officer
Keith Cozza	Chief Operating Officer
Anthony Canova	Chief Financial Officer
Irene March	Executive Vice President; Chief Compliance Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory

IPH GP LLC
Name	Position
Icahn Enterprises Holdings L.P.	Sole Member
Carl C. Icahn	Chief Executive Officer
Keith Cozza	Chief Operating Officer
Anthony Canova	Chief Financial Officer
Irene March	Executive Vice President; Chief Compliance Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory

ICAHN ENTERPRISES HOLDINGS L.P.
Name	Position
Icahn Enterprises G.P. Inc.	General Partner

ICAHN ENTERPRISES G.P. INC.
Name	Position
Carl C. Icahn	Chairman
William A. Leidesdorf	Director
Jack G. Wasserman	Director
James L. Nelson	Director
Keith Cozza	Director; Chief Executive Officer
SungHwan Cho	Director; Chief Financial Officer
Michael Nevin	Director; Managing Director
Peter Reck	Principal Accounting Officer; Secretary
Craig Pettit	Vice President of Tax Administration

BECKTON CORP.
Name	Position
Carl C. Icahn	Chairman of the Board; President
Jordan Bleznick	Vice President/Taxes
Edward E. Mattner	Authorized Signatory
Keith Cozza	Secretary; Treasurer
Irene March	Vice President
Rowella Asuncion-Gumabong	Vice President

HIGH RIVER LIMITED PARTNERSHIP
Name	Position
Hopper Investments LLC	General Partner

HOPPER INVESTMENTS LLC
Name	Position
Barberry Corp	Member
Edward E. Mattner	Authorized Signatory
Irene March	Vice President; Authorized Signatory
Rowella Asuncion-Gumabong	Vice President
Anthony Canova	Authorized Signatory

BARBERRY CORP.
Name	Position
Carl C. Icahn	Chairman of the Board; President
Gail Golden	Vice President; Authorized Signatory
Jordan Bleznick	Vice President/Taxes
Anthony Canova	Authorized Signatory
Irene March	Vice President; Authorized Signatory
Edward E. Mattner	Authorized Signatory
Keith Cozza	Secretary; Treasurer
Rowella Asuncion-Gumabong	Vice President